Exhibit A

                        PIONEER SHORT TERM INCOME FUND
                            PIONEER SERIES TRUST X
                                60 State Street
                          Boston, Massachusetts 02110

                                               July 29, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: Pioneer Short Term Income Fund (File Nos. 333-114423; 811-21558) Pioneer Series Trust X (File Nos. 333-89354; 811-21108)
         Registration Statements on Form N-1A

Ladies and Gentlemen:

   In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A for Pioneer Short Term Income Fund and Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A for Pioneer Series Trust X relating to Pioneer Multi-Asset Ultrashort Income Fund, each filed on May 31, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Sincerely,

                                             Pioneer Short Term Income Fund
                                             Pioneer Series Trust X


                                             By:    /s/ Christopher J. Kelley
                                             Name:      Christopher J. Kelley
                                             Title:     Secretary